December 26, 2000


David B. Clark
Homeland Stores, Inc.
P.O. Box 25008
Oklahoma City, Oklahoma 73125

Dear David:

       The purpose of this letter agreement is to confirm our understanding with respect to a Change in Control of Homeland Holding Corporation ("Holding") and/or Homeland Stores, Inc. (the "Company").

       Upon any Change in Control of Holding and/or the Company, the Company shall, within five business days of the date on which the first such Change in Control occurs, pay to you an amount equal to your target bonus under the Homeland Stores, Inc. Management Incentive Bonus Program (the "Program") for the year in which such Change in Control occurs. The Company shall make such payment to you regardless of whether your employment with the Company continues or is terminated as a result of, or in connection with, such Change in Control and regardless of whether the Company satisfies or is predicted to satisfy the target levels under the Program.

       You will only be entitled to such payment with respect to the first Change in Control of Holding and/or the Company and, to the extent that Holding and the Company experience more than one Change in Control, you will be not be entitled to an additional payment under this letter agreement.

       As used in this letter agreement, the term "Change in Control" shall be deemed to have occurred if (a) any "person" (as defined in Section 13(d) and Section 14(d) of the Securities Exchange Act of 1934 as in effect on the date of this letter agreement) is or becomes the beneficial owner, directly or indirectly, of securities representing 50% or more of the combined voting power of Holding or the Company; (b) if, as a result of, or in connection with, any transaction or any series of related transactions, the persons who were serving as a directors of Holding or the Company immediately prior to such transaction cease to serve as a majority of the directors of Holding and/or the Company after such transaction; (c) Holding or the Company engage in any consolidation or any merger in which Holding or the Company is not the surviving corporation; (d) Holding or the Company engage in any dissolution or any liquidation; or (e) all or substantially all of the assets of Holding or the Company are sold to another person in a transaction or a related series of transactions. Beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 as in effect on the date of this letter agreement and the regulations promulgated by the Securities and Exchange Commission thereunder as of the date of this letter agreement.

       The payment which is contemplated by this letter agreement is in addition to any payment or payments to which you may be entitled under the other letter agreement in connection with any termination of your employment by the Company.


       All amounts payable to you hereunder will be paid net of any and all applicable income or employment taxes required to be withheld therefrom under applicable Federal, State or local laws or regulations.

       Nothing contained in this letter agreement shall limit the ability of the Company to terminate your employment at any time and for any reason.

       If the foregoing accurately sets forth our understanding, please so indicate by signing below and returning one signed copy of this letter agreement to me.

                               HOMELAND STORES, INC.


                               /s/ Wayne S. Peterson
                               Wayne S. Peterson


                               ACCEPTED AND AGREED
                               as of this 15th day of December, 2000.

                               /s/ David B. Clark
                               David B. Clark